UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:      Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

OMB APPROVAL
OMB Number: 3235-0101 Expires: December 31, 2009 Estimated average burden hours per response. . . . . . . . . 2.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION
1 (a) NAME OF ISSUER (Please type or print) The Aristotle Corporation				(b) IRS IDENT. NO. 06-1165854	(c) S.E.C. FILE NO. 0-14669
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE 96 Cummings Point Road Stamford CT 06902							(e) TELEPHONE
						AREA CODE 203	NUMBER 358-8000
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD William Phillip Niemeyer		(b) IRS IDENT. NO. N/A	(c) RELATIONSHIP TO ISSUER Vice President-Production Control and President-Nasco International	(d) ADDRESS STREET CITY STATE ZIP CODE N2738 Banker Road Fort Atkinson WI 53538
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number
3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities Are To Be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See Instr. 3 (c))	(d) Aggregate Market Value (See Instr. 3(d)	(e) Number of Shares or Other Units Outstanding (See Instr. 3(e))	(f) Approximate Date of Sale (See Instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3 g))
Broker-Dealer File Number
Common	Scottrade 4100 University Avenue Suite 110 Madison, WI 53705-2145		5,000	$66,450 (Based on FMV on 06/11/2007 of $13.29)	17,501,959 as of 06/07/07	June 12, 2007 - June 15, 2007	NASDAQ

INSTRUCTIONS:
1.  (a)  Name of Issuer
     (b)  Issuer's I.R.S. Identification Number
     (c)  Issuer's S.E.C. file number, if any
     (d)  Issuer's address, including zip code
     (e)  Issuer's telephone number, including area code

3.  (a)  Title of the class of securities to be sold
     (b)  Name and Address of each broker through whom the securities are intended to be sold
     (c)  Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
     (d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
     (e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
     (f)  Approximate date on which the securities are to be sold
     (g)  Name of each securities exchange, if any, on which the securities are intended to be sold

2.  (a)  Name of person for whose account the securities are to be sold
     (b)  Such person's I.R.S. identification number, if such person is an entity
     (c)  Such person's relationship to the issuer (e.g., officer, director, 10%
           stockholder, or member of immediate family of any of the foregoing
     (d)  Such person's address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (01-07)

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor.

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of the Person from Whom Acquired (if gift, also give date donor acquired	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	06/11/07	Stock Option Exercises	Issuer	30,000	06/11/07	Cash
INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

_____________________________________________________________________________________________________________________________________________________________________________

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS (1)
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
William Phillip Niemeyer N2738 Banker Road Fort Atkinson, WI 53538	Common

05/16/07
05/16/07
05/16/07
05/16/07
05/16/07
05/17/07
05/17/07
05/17/07
05/17/07
05/17/07
05/21/07
05/21/07
05/21/07
05/21/07
05/21/07
05/21/07
05/21/07
05/21/07
05/21/07
05/21/07
05/21/07
05/21/07
05/21/07
05/21/07
05/21/07
05/21/07
05/21/07
05/21/07
05/22/07
05/22/07
05/22/07
05/22/07
05/23/07
05/23/07
05/23/07
05/23/07
05/23/07
05/29/07
05/30/07
05/30/07
05/30/07
05/31/07
05/31/07
05/31/07
05/31/07
05/31/07

1,000 1,000 3,000 2,000 500 1,000 2,500 2,000 2,000 2,000 1,000 100 2,500 100 1,200 1,300 1,500 1,000 300 100 300 500 100 100 100 88 100 500 2,000 500 575 112 1,289 12 425 99 100 5 1,000 895 100 100 18 4,830 50 2

$11,140
$11,110
$33,270
$22,380
$5,590
$11,260
$28,075
$22,420
$22,920
$22,680
$11,450
$1,142
$28,675
$1,142
$13,692
$14,885
$17,100
$11,390
$3,426
$1,155
$3,426
$5,775
$1,155
$1,156
$1,141
$1,018
$1,142
$5,710
$22,880
$5,720
$6,607
$1,281
$14,785
$138
$4,824
$1,136
$1,147
$57
$11,450
$10,248
$11,470
$1,300
$234
$62,790
$650
$26

REMARKS:

INSTRUCTIONS:	ATTENTION:

See the definition of "person" in paragraph (a) 9 of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

June 12, 2007 _____________________________________________________ DATE OF NOTICE	/s/William Phillip Niemeyer ______________________________________________________________________________ (William Phillip Niemeyer - SIGNATURE)

                     This notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.

Any copies not manually signed shall bear typed or printed signatures.
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
SEC 1147 (01/04)